

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 2, 2015

William Bollander
Chief Executive Officer
True 2 Beauty, Inc.
301 Yamato Road, Suite 1240
Boca Raton, Florida 33431

> **Re: True 2 Beauty, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 2, 2015**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 6, 2015**
> **File No. 333-201811**

Dear Mr. Bollander:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. It appears that you may be a shell company as defined in Securities Act Rule 405, because you have no or nominal assets related to your intended business, and you have no or nominal operations related to your intended business. Accordingly, please revise your prospectus, including the cover page and prospectus summary, to disclose that you are a shell company; please further disclose in appropriate places, including the Risk Factors section, the consequences, challenges and risks of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities. If you do not believe you are a shell company, please provide us with your legal analysis in support of your belief.

2. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

3. In the appropriate place in your prospectus please disclose how the offering price was determined. Please see Item 505 of Regulation S-K and Item 5 to Form S-1.

Front Cover of Prospectus

4. Please note the date of the prospectus at the bottom of the cover page should be the approximate date of the effectiveness of the registration statement. See Rule 423 of Regulation C.

Prospectus Summary, page 1

5. Revise to clarify that the summary highlights "material" rather than "selected" information.

6. Prominently disclose on the first page that your auditors have raised substantial doubt as to your ability to continue as a going concern. Also, disclose you are a development stage company, have no or limited active business operations, no revenues, and no significant assets. Further, quantify the amount of funding you will need to raise over the next 12 months to continue in business. This comment also applies to your disclosures in your Description of Business section. With regard to your funding needs, we note your Risk Factor, "We will require additional capital to conduct our operations and support business growth..," discussing your funding needs and your burn rate. Please provide a similar discussion.

Summary of Financial Information, page 4

7. Please revise your disclosure to also state where the financial information for the 6 months ended September 30, 2013 was derived from.

Risk Factors, page 6

8. Please add a risk factor to disclose that your Chief Financial Officer is not a full-time employee and clarify how much time he intends to devote to your company. Please also disclose that he serves as Chief Financial Officer for several other public and private companies and the risk that he may not be able to devote the time and resources your business may require, especially considering you are trying to develop your disclosure controls and procedures, internal controls over financial reporting and accounting systems.

Dilution, page 23

9. You are registering shares that would be issued if investors convert their promissory notes and that conversion will have a dilutive effect. Please add a section that discusses dilution based upon the issuance of shares under the convertible promissory notes or refer readers to your risk factor on page 21.

Selling Shareholders, page 23

10. In accordance with Item 507 of Regulation S-K, please provide for each selling shareholder its, his or her relationship to the registrant within the last three years.

11. Please identify all selling shareholders who are registered broker-dealers or affiliates of broker dealers. Please note that a registration statement registering the resale of shares being offered by a broker-dealer must identify the broker-dealer as an underwriter if the shares were not issued as underwriting compensation. For a selling shareholder that is an affiliate of a broker-dealer, the prospectus must state that: (1) the seller purchased in the ordinary course of business; and (2) at the time of purchase of the convertible promissory notes that are convertible into the securities you are registering for resale, the seller had no agreements or understandings, directly or indirectly, with any person, to distribute the securities. If you are unable to make these statements in the prospectus, please disclose that the seller is an underwriter. We may have additional comments upon review of your response.

12. Please clarify your disclosure concerning the shares held by "Dina M. Palermo or Jeffrey Smith." Please indicate whether these shares are held jointly or explain to us how either Palermo or Smith owns or controls the securities.

13. With a view to understanding whether the conversion price you set for the convertible notes has any correlation to the quotation price of your shares on the pink sheets at the time you sold the convertible notes, please tell us exactly when you sold the convertible notes to the various purchasers.

Plan of Distribution, page 24

14. Please revise your disclosure here to reflect your disclosure on your cover page such that you should specifically reference the OTCQB rather than the OTC Markets when referring to the market you aspire to be quoted on.

Description of Business, page 25

15. In an appropriate place in this discussion, please elaborate upon your relationship with Applied DNA Sciences to explain exactly which products the "Mark" you describe will be affixed. We note your explanation of the "Original" products and "Secondary" products, however, it appears that both products are intended to be sold by third parties on your platform, in which case it's unclear how such products will procure a "Mark."

Clarify how the "Mark" will be affixed to products and how the costs associated with this aspect of your business will be absorbed.

16. Disclose the length of your Heads of Agreement with Applied DNA Sciences with a view to understanding how long you have procured the right to affix the "Mark" on your seller's products. Also, please file the Heads of Agreement as an exhibit to this registration statement or tell us why you don't believe filing the agreement is required.

Shares Eligible for Future Sale, page 36

17. Clarify your reference to the 8,051,007 remaining shares that constitute your public float to explain what you mean by your reference to "remaining."

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 37

18. As common stock issued to non-employees is a significant item in your consolidated financial statements, please revise to include a discussion of the valuation of common stock issued to non-employees within your critical accounting policies and estimates or tell us why you believe it is not necessary. Refer to Section V of SEC Release No. 33-8350.

Liquidity and Capital Resources, page 43

19. Despite working capital decreasing from March 31, 2013 to March 31, 2014, you state that working capital increased in the second paragraph under Liquidity and Capital Resources. Please revise your disclosure or explain.

Plan of Operations, page 47

20. Please revise your disclosure to explain how your contract with Applied DNA Sciences is reflected in your Plan of Operations. In this regard, we note that you disclose on page F-16 that you have two additional installments due, one of which was due and payable on February 1, 2015 and we presume was paid out of available cash on hand.

Security Ownership of Certain Beneficial Owners and Management, page 53

21. Please revise your table to include those holders of convertible notes that have the right to acquire in excess of 5% of your common stock upon conversion of the notes.

Consolidated Financial Statements, March 31, 2014 and 2013

Notes to Consolidated Financial Statements

Note 2 – Basis of Presentation, Going Concern and Summary of Significant Accounting Policies

Stock-based compensation, page F-9

22. You disclose that you have determined the fair value of your common stock issued to non-employees for services rendered, the settlement of accruals and other purposes, as disclosed on pages F-13, F-14, F-17 and F-28, to be $0.0551 per share. You also disclosed the price is based on recent sales of your common stock. We note the fair value you have assigned to shares issued to non-employees has remained the same over the fiscal years ended March 31, 2014 and 2013 through the 6 months ended September 30, 2014. Please tell us in detail how you determined the fair value of the shares issued to non-employees citing relevant accounting literature in your response. In your response, please tell us in detail how you considered ASC 505-50-30-2 and -6, including why you believe the fair value of the equity instruments issued was more readily measurable than the value of the goods and services received. Please finally address why the issuance price for the 6.954 million shares issued for cash and subscription receivables in fiscal 2013 was not used as a basis to value non-cash stock transactions at or around the date such issuance occurred.

Note 12 – Subsequent Events, page F-16

23. Please tell us in detail how you will account for the convertible notes, citing relevant accounting literature. Based on your statement that "…the convertible instruments shall be accounted for as a derivative liability…" we are unclear as to whether you plan to classify the entirety of the convertible notes as a derivative liability or merely the embedded derivative. Please address this statement in your response and provide the supporting journal entries as needed to assist our understanding. Please show us how you calculated the derivative liability of $388,309 providing all the inputs if you determined the value via model.

Interim Report, September 30, 2014, page F-19

24. Please update your financial statements to comply with Rule 8-08 of Regulation S-X.

Notes to Unaudited Condensed Consolidated Financial Statements

Note 2 – Basis of Presentation, Going Concern and Summary of Significant Accounting Policies

Basis of Presentation, page F-23

25. You state that you have prepared your unaudited condensed consolidated financial statements in accordance with "the instructions to Form 10-Q." Please revise your disclosure to remove the reference to Form 10-Q or tell us why you have included it.

Exhibits, page II-4

26. Please file exhibits 3.5, 4.1, 4.2 and 4.3 to your registration statement. Currently, you indicate that such exhibits have been previously filed, however, we are unable to locate such exhibits.

Signatures, page II-6

27. In the first paragraph in the section concerning the registration statement being signed on behalf of the registrant, the language has been changed from the language proscribed by Form S-1. Please revise your language preceding the Company's signatures so it is consistent with the requirements of Form S-1. Refer to the signature page of Form S-1 and the related instructions.

28. Please amend your filing to include your controller/principal accounting officer's signature.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact, Jarret Torno, Staff Accountant, at (202) 551-3703 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have any questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Attorney Adviser, at (202) 551-3342, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director